January 10, 2018

Via EDGAR Submission and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549
Attn: Isaac Esquivel, Accountant
Office of Real Estate & Commodities

RE:     Whitestone REIT
Form 10-K
Response dated November 22, 2017
File No. 001-34855

Dear Mr. Esquivel:

Whitestone REIT (the “Company”) is submitting this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 26, 2017 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year Ended December 31, 2016 (the “Annual Report”). For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Unless indicated otherwise, defined terms used herein but not otherwise defined herein have the meanings given to them in the Annual Report.

Notes to Consolidated Financial Statements

Note 5. Variable Interest Entities, page F-18

1.
We note from page F-11 of Pillarstone Capital REIT’s 2016 10-K that “pursuant to the Amended and Restated Agreement of Limited Partnership, subject to certain protective rights of the limited partners described below, the general partner has full, exclusive and complete responsibility and discretion in the management and control of Pillarstone OP, including the ability to cause Pillarstone OP to enter into certain major transactions including a merger of Pillarstone OP or a sale of substantially all of the assets of Pillarstone OP. The limited partners have no power to remove the general partner without the general partner's consent.” Please reconcile this to the disclosure immediately following, which states that “in addition, pursuant to the Amended and Restated Agreement of Limited Partnership, the general partner may not conduct any business without the consent of a majority of the limited partners other than in connection with certain actions described therein.” Please explicitly detail for us all protective and substantive participating rights of the limited partners. Additionally, please tell us how the general partner may have full, exclusive and complete responsibility and discretion in the management and control of Pillarstone OP, but may not conduct any business without the consent of a majority of the limited partners.

2600 South Gessner Suite 500 Houston, Texas 77063 Toll Free 866.789.7348 Fax 713.465.8847 www.whitestonereit.com

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in future filings, the Company will amend the second clause of the disclosure referred to above to read “in addition, pursuant to the Amended and Restated Agreement of Limited Partnership, the general partner may not conduct any outside business without the consent of a majority of the limited partners other than in connection with certain actions described therein.” The general partner generally does have the full, exclusive and complete responsibility and discretion in the management and control of Pillarstone OP, subject to the protective and substantive participating rights of the limited partners described herein. In addition, the general partner has the power to delegate such powers pursuant to contract and is permitted by Sections 7.9.B and 7.9.C of the Amended and Restated Agreement of Limited Partnership to rely on outside advisors and agents, which it has done with respect to a significant portion of its rights and powers pursuant to management agreements with Whitestone TRS, Inc., a subsidiary of the Company (“Whitestone TRS”), relating to each of Pillarstone OP’s properties (the “Management Agreements”) pursuant to which Whitestone TRS has agreed to provide certain property management, leasing and day-to-day advisory and administrative services to each such property. The provision described in the referenced disclosure prevents the general partner from conducting any other business.

In response to the Staff’s request, described below are the provisions of the Amended and Restated Agreement of Limited Partnership that provide the limited partners with protective and substantive participating rights.

Section 7.5.A of the Amended and Restated Agreement of Limited Partnership limits the ability of the general partner to conduct any outside business and provides in relevant part that “[w]ithout the Consent of the Outside Limited Partners, the General Partner shall not, directly or indirectly, enter into or conduct any business other than in connection with the ownership, acquisition and disposition of Partnership Interests and the management of the business of the Partnership and such activities as are incidental thereto.” In addition, the Amended and Restated Agreement of Limited Partnership requires the Consent of the Outside Limited Partners in order to take the following actions:

(a)
Section 11.2.A provides that the general partner may not transfer any of its partnership interests or withdraw as general partner except in connection with (i) a transaction permitted under Section 11.2.B (described below) or (ii) a transfer of partnership interests to, or merger or consolidation with, any wholly owned subsidiary of the general partner or the owner of all of the ownership interests of the general partner. Pursuant to Section 11.2.B of the Amended and Restated Agreement of Limited Partnership, among other requirements described therein, in order to engage in any Termination Transactions (defined to include any merger (including, without limitation, a triangular merger), consolidation or other combination with or into another person (other than the transactions permitted by Section 11.2.A), any sale of all or substantially all of its assets or any reclassification, recapitalization or change of outstanding shares of the general partner (other than a change in par value, or from par value to no par value, or as a result of a subdivision or combination that would result in an adjustment to the conversion factor with respect to the partnership units);

(b)	Pursuant to Section 13.1 of the Amended and Restated Agreement of Limited Partnership, in order to continue the business of the partnership after the occurrence of certain Liquidating Events;

(c)
Pursuant to Section 14.1.C of the Amended and Restated Agreement of Limited Partnership, in order to make certain amendments to the Amended and Restated Agreement of Limited Partnership relating, generally, to the general partner’s ability to issue partnership interests; the limited partners’ ability to remove the general partner; the outside activities of the general partner, the relationship of shares in the general partner to partnership units and the ability of the general partner to incur funding debt; limitations on transactions with affiliates; the liability of the general partner; the restrictions on the general partner’s authority; the provisions relating to Termination Transactions; the provisions relating to Liquidation Events; certain provisions relating to the admission of substitute limited partners; and certain provisions relating to the ability to amend the Amended and Restated Agreement of Limited Partnership.

2600 South Gessner Suite 500 Houston, Texas 77063 Toll Free 866.789.7348 Fax 713.465.8847 www.whitestonereit.com

Section 14.1.A of the Amended and Restated Agreement of Limited Partnership also requires the consent of the partners holding more than fifty percent of the Class A Units (including any Class A Units held by the general partner) to make amendments other than certain amendments described therein that are not adverse to the limited partners and Section 14.1.D of the Amended and Restated Agreement of Limited Partnership requires the consent of any partner that is adversely affected by any amendment that would (i) convert such limited partner’s interest in Pillarstone OP to a general partner’s interest, (ii) modify the limited liability of such limited partner, (iii) amend Section 7.11 (as described below), (iv) with certain exceptions, amend the provisions relating to distributions, allocations, redemption rights or transfer rights, or (v) amend certain provisions that require the consent of each holder adversely affected to consent to any such amendments. Further, Section 7.11 of the Amended and Restated Agreement of Limited Partnership provides that the general partner may not take any action in contravention of an express prohibition or limitation contained therein without the written consent of (i) all partners adversely affected or (ii) such lower percentage of the partnership interests held by limited partners as may be specifically provided therein or under the Delaware Revised Uniform Limited Partnership Act.

In addition to the consent rights described above, the Amended and Restated Agreement of Limited Partnership provides the limited partners with certain other protective and participating rights with respect to their partnership interests. For example, Article V provides the limited partners with the right to receive distributions on their partnership interests; Section 8.6 provides the limited partners with the right to require the partnership to redeem their partnership units for cash or, at the general partner’s election, shares in the general partner; and Section 11.3 provides for certain permitted transfers of partnership interests by the limited holders that do not require the consent of the general partner. In addition, Section 8.5 of the Amended and Restated Agreement of Limited Partnership enumerates certain affirmative rights of the limited partners, including rights to obtain copies of SEC reports, tax returns, governing documents and other information with respect to the partnership, as well as the right to receive notices of the then current conversion factor with respect to their partnership interests and any changes thereto and the right to receive notices with respect to certain extraordinary transactions involving the general partner. Finally, the Amended and Restated Agreement of Limited Partnership includes provisions designed to protect the interests of the limited partners, such as the limitation on transactions with affiliates other than those conducted on an arm’s-length basis or that the general partner determines in good faith to be on terms no less favorable than those that would be obtained from an unaffiliated third party, and the requirement in Article IX for the general partner to provide annual and quarterly financial statements to the limited partners.

2.
We note that you have been delegated property management, leasing, day-to-day advisory and administrative services and all rights and duties to provide services for Pillarstone OP. Please tell us whether Pillarstone REIT has any rights that may preclude you from exercising your delegated power to direct the day-to-day business decisions that directly impact the economic performance of Pillarstone OP.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, pursuant to the Management Agreements, the subsidiaries of Pillarstone OP that own each property (the “Pillarstone Operating Subsidiaries”) expressly delegated all rights and duties to provide property management, leasing and day-to-day advisory and administrative services with respect to each property to Whitestone TRS. In order to preclude Whitestone TRS from exercising its delegated powers under each Management Agreement, the relevant Pillarstone Operating Subsidiary would need to either (a) amend the Management Agreement, which requires the prior written consent of both parties; or (b) terminate the Management Agreement, which was not permitted pursuant to the Management Agreements as of the date of the Annual Report. The term of each Management Agreement will end on December 31, 2018, after which the Management Agreements automatically renew on a month to month basis; provided that each Management Agreement can be earlier terminated by either Whitestone TRS or the relevant Pillarstone Operating Subsidiary after December 31, 2017 upon not less than thirty days prior written notice to the other party. Further, while the Pillarstone Operating Subsidiaries have the right to terminate the Management Agreements as of the date hereof, the Company respectfully advises the Staff that the Company believes that to do so would be impractical, as Pillarstone OP currently has no employees responsible for directing the day to day business decisions that directly impact its economic performance. As described in the response to comment 3 (below), any such employees are employed by the Company. However, should any of the Management Agreements be terminated in the future, the Company undertakes to consider such termination to be a reconsideration event pursuant to ASC 810-10-35-4 and to reassess whether the Company is the primary beneficiary of Pillarstone OP at such time.

3.
Please tell us whether you have the right to 1) select, terminate or set the compensation of management responsible for implementing Pillarstone OP’s policies and procedures or 2) establish operating and capital decisions of Pillarstone OP, including budgets, in the ordinary course of business. Refer to ASC 810-10-25-11.

2600 South Gessner Suite 500 Houston, Texas 77063 Toll Free 866.789.7348 Fax 713.465.8847 www.whitestonereit.com

In response to the Staff’s comment, the Company respectfully advises the Staff that, according to ASC 810-10-25-11, the following actions are among those considered substantive participating rights and would overcome the presumption that an investor with a majority voting interest shall consolidate its investee:

a.	Selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures.

b.	Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.

Further, ASC-810-25-12 provides that such rights are considered participating rights because, in the aggregate, the rights allow the investee “to effectively participate in certain significant operating decisions that occur in the ordinary course of the investee’s business and are significant factors in directing and carrying out the activities of the business.” Further, “individual rights…should be assessed based on the facts and circumstances to determine if they are substantive participating rights.”

a.	ASC 810-10-25-11(a)

The Company respectfully advises the Staff that substantially all of the individuals responsible for implementing Pillarstone OP’s policies and procedures are employees of the Company, not of Pillarstone OP. As of the date of the Annual Report, Pillarstone REIT had only two part-time employees. Accordingly, the Company selects, terminates and sets the compensation for such individuals. As noted above, the Management Agreements delegate all property management, leasing and day-to-day advisory and administrative services with respect to each Pillarstone Operating Subsidiary to Whitestone TRS. The Company believes that these services constitute the ability to make the significant operating and financial decisions as part of the ordinary course of Pillarstone OP’s business. The Management Agreements further provide that Whitestone TRS may delegate responsibility for such services to such professionals, consultants, brokerage firms and vendors as determined by Whitestone TRS in its reasonable discretion from time to time. In addition, Whitestone TRS expressly covenants in the Management Agreements to employ at all times the number of employees and staff as are reasonably necessary to carry out the services and that any such employees will be employees of Whitestone TRS and not of the relevant Pillarstone Operating Subsidiary.

b.	ASC 810-10-25-11(b)

The Company respectfully advises the Staff that, pursuant to the Management Agreements, Whitestone TRS is responsible for preparing estimated annual budgets for each property, including a leasing plan, rental rates, expected renewals, and premises to be leased during the following calendar year; monthly occupancy percentages; recovery of operating expenses; and monthly expenses in detail for property operations, utilities, insurance, and real estate taxes. In addition, because three of the Company’s trustees and officers also serve on the six-member board of Pillarstone REIT and the Company’s CEO is also the CEO of Pillarstone REIT, any operating decisions made by Pillarstone REIT, as the general partner of Pillarstone OP (regarding future investment activities, acquisitions and dispositions) are effectively directed by representatives of the Company. As a result, Pillarstone REIT and Pillarstone OP are highly dependent on the Company’s officers, employees, systems and administrative functions to execute virtually all the activities that most significantly impact Pillarstone OP’s economic performance. The Company believes that it has the power to direct all of the operating and capital decisions, including budgets, in the ordinary course of business of Pillarstone OP.

c.	ASC 810-10-25-13

ASC 810-10-25-13 provides factors to be considered in evaluating whether noncontrolling rights that appear to be participating are substantive rights that provide for effective participation in certain significant financial and operating decisions in an investee’s ordinary course of business. The Company respectfully advises the Staff that, in light of the factors provided in ASC 810-10-25-13, the Company believes that the substance of Pillarstone REIT’s presumed control of Pillarstone OP as its general partner is overcome by the guidance provided in ASC 810-10-25-11 above and further supported by the guidance provided in ASC 810-10-25-13 below.

2600 South Gessner Suite 500 Houston, Texas 77063 Toll Free 866.789.7348 Fax 713.465.8847 www.whitestonereit.com

According to ASC 810-10-25-13(a), “although a majority owner is presumed to control an investee, the level of skepticism about such ability shall increase as the investor's economic interest in the investee decreases.” Pillarstone REIT has voting or decision-making rights over most of Pillarstone OP’s activities subject to the rights of the limited partners contained in the Amended and Restated Agreement of Limited Partnership. However, in addition to delegating substantially all of that activity to Whitestone TRS under the Management Agreements, Pillarstone REIT only owns 19% of the economic interest in Pillarstone OP, while the Company’s economic interest is 81%, and should be viewed with skepticism because there is a large disparity between its voting rights and its economic interest in Pilarstone OP.

In addition, according to ASC 810-10-25-13(d), “[c]ertain noncontrolling rights may deal with operating or capital decisions that are not significant to the ordinary course of business of the investee. Noncontrolling rights related to items that are not considered significant for directing and carrying out the activities of the investee's business are not substantive participating rights and would not overcome the presumption of consolidation by the investor with a majority voting interest in its investee. Examples of such noncontrolling rights include all of the following: (1) location of investee headquarters, (2) name of the investee, (3) selection of auditors and (4) selection of accounting principles for purposes of separate reporting of investee’s operations.” The Company’s noncontrolling rights that have been delegated from Pillarstone REIT through the Management Agreements deal with operating and capital decisions and are significant to the ordinary course of Pillarstone OP’s business and determine virtually all the activities that impact Pillarstone OP’s economic performance. Through the Management Agreements, the Company has noncontrolling, contractual rights that are significant to virtually all of Pillarstone OP’s economic activities, including property management, leasing, day-to-day advisory and administrative services.

d.	ASC 810-10-25-44

The Company respectfully advises the Staff that the Company considers Pillarstone OP a variable interest entity, and because Pillarstone REIT is considered a related party (both by definition under the provisions of ASC 850-10-20 and under the more directed definitions pursuant to ASC 810-10-25-43), Company management, as a precautionary step in the determination of whether to consolidate Pillarstone OP, proceeded to address the concepts of ASC 810 under the presumption of shared control by both the Company and Pillarstone REIT, as they are the only two separate entities with ownership in Pillarstone OP.

While the provisions of ASC 810 give specific guidance as to the applicability of such guidance when determining the “Power Criterion” and the “Losses / Benefits Criterion,” the literature also suggests that within each step of the process, significant judgment is required in assessing the facts and circumstances. The presumption to overcome the ability of Pillarstone REIT to consolidate Pillarstone OP has required significant judgment by Company management. In making its assessment, Company management referred to the provisions of ASC 810-10-25-44, which provides that “the party within the related party group that is most closely associated with the VIE is the primary beneficiary. The determination of which party within the related party group is most closely associated with the VIE requires judgment and shall be based on an analysis of all relevant facts and circumstances,” including the facts and circumstances described below:

(a)	The existence of a principal-agency relationship between parties within the related party group.

The Company acts as Pillarstone REIT’s agent through the Management Agreements and is most closely associated with Pillarstone OP through its management activities. Pillarstone REIT has no employees independent of the Company and does not participate in the management of Pillarstone OP’s economic activities outside of the delegation of such activities in the Management Agreements to the Company.

(b)	The relationship and significance of the activities of the VIE to the various parties within the related party group.

The activities of Pillarstone OP are more significant to the Company than to Pillarstone REIT due to the Company’s economic interest in Pillarstone OP as the owner of 81% of the equity compared to 19% owned by Pillarstone REIT. The activities of Pillarstone OP are also more closely related to the Company than to Pillarstone REIT because virtually all of the activities that most significantly impact the economic performance of Pillarstone OP are directed by the Company through the Management Agreements.

2600 South Gessner Suite 500 Houston, Texas 77063 Toll Free 866.789.7348 Fax 713.465.8847 www.whitestonereit.com

(c)	A party’s exposure to the variability associated with the anticipated economic performance of the VIE.

The Company’s exposure to Pillarstone OP’s economic performance is greater than Pillarstone REIT’s because the Company owns 81% of the equity of Pillarstone OP, bearing a majority of the risk of economic loss and entitling it to the majority of any economic benefit. Additionally, the Company provides carve out guarantees to promissory notes totaling approximately $53.45 million that were assumed by Pillarstone OP in connection with the Contribution.

(d)	The design of the VIE.

Pillarstone’s investment portfolio consists solely of the real estate assets acquired pursuant to, and the liabilities assumed in connection with, the Contribution. The Company was actively involved in the design of Pillarstone OP through the Contribution. In connection with the Contribution, Pillarstone OP, through the Pillarstone Operating Subsidiaries, entered into the Management Agreements. Through its determination of Whitestone TRS as the manager of each Pillarstone property and its control of Whitestone TRS, the Company continues to control the design of Pillarstone OP.

When combined under the related party concept, as the aggregate variable interests in Pillarstone OP identify the Company and Pillarstone REIT (as the group of related parties and de facto agents, acting as the single party) as the primary beneficiary, management considers the Company to be most closely associated with Pillarstone OP in accordance with ASC 810-10-25-44.

Based on the foregoing, management believes that the Company is appropriately designated as primary beneficiary of Pillarstone OP and, as such, has consolidated the entity within its financial statements as of December 31, 2016.

If you have any questions or would like further information concerning the Company’s response to your Comment Letter, please do not hesitate to contact me at (713) 435-2227.

Sincerely,

/s/ David K. Holeman
David K. Holeman
Chief Financial Officer

2600 South Gessner Suite 500 Houston, Texas 77063 Toll Free 866.789.7348 Fax 713.465.8847 www.whitestonereit.com